[Breyer & Associates PC Letterhead]

February 27, 2014

Via EDGAR and Hand Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Dunham, Staff Attorney

Re:	Heritage Financial Corporation

Amendment No. 3 to Registration Statement on Form S-4

File No. 333-192985

Dear Mr. Dunham:

On behalf of Heritage Financial Corporation, Olympia, Washington (“Company”), enclosed is a copy of pre-effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-4 (“Form S-4”), including exhibits, which is being filed today via EDGAR.

The revisions contained in Amendment No. 3 were made primarily in response to comments received from the Staff of the Securities and Exchange Commission (“SEC”) on February 24, 2014. All changes have been marked.

Amendment No. 2 to Registration Statement on Form S-4 Filed February 14, 2014

The Merger, page 45

1.	We note your revisions and response to comments 4, 5, and 6 in our comment letter dated February 7, 2014 and reissue. For example, revise to disclose:

•	Washington Banking’s price target and range, in the first full paragraph on page 48, as well as any developments that lead to acceptance of a price outside of that range;

•	Which side suggested the 0.89 exchange ratio, how it was reached internally, and whether there was any negotiation over the exchange ratio;

•	How the agreed upon 0.89 exchange ratio affected to the composition of shareholder compensation to be received in cash and stock, which until that point is only discussed in terms of a percentage and not as an exchange ratio;

•	The reasoning behind both sides’ position seeking to alter the relative mix of shareholder compensation in stock and cash, as opposed to maximizing or minimizing, as applicable, the total deal price; and

•	How and when the outstanding Washington Banking options and restricted stock units were addressed and then negotiated over, including every position either side took in the negotiations and the development of any changes from these positions.

Response: We have revised the discussion on pages 47 through 50 to respond to the first four bullets of this comment. No revisions have been made to this discussion in response to the fifth bullet of this comment as no negotiations with respect to this item occurred. The initial draft of

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 27, 2014

the merger agreement provided that the equity awards would be exchanged for the merger consideration or as otherwise provided in the Washington Banking plans and that has not changed. In addition, Washington Banking has only a non-material amount of options and restricted stock outstanding.

Heritage’s Reason for the merger…, page 53

2.	We note your response to comment three in our letter dated February 7, 2014 where D.A. Davidson confirmed that “there are not any items in the fairness materials…provided to the Heritage Board that did not support a recommendation to proceed.” However, we also note your disclosure on page 65 that Washington Banking’s ratio of loan loss reserves to nonperforming loans was significantly below other target banks as compared to precedential transactions, both nationwide and in the Western U.S. Please explain why these items do “support a recommendation to proceed,” otherwise revise to disclose that the Board noted these analyses and explain why, despite these analyses, it still recommended the transaction.

Response: We have revised the discussion on page 54 in response to this comment.

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any questions regarding the responses to the accounting comments should be directed to Donald J. Hinson, Chief Financial Officer, Heritage Financial Corporation [telephone: (360) 570-7379, Fax: (360) 705-9166 and email: Don.Hinson@HeritageBankNW.com].

We appreciate the Staff’s assistance in reviewing Amendment No. 3, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,

/s/ John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr/1317

Enclosures

cc:	Michael Clampitt, Senior Counsel, Division of Corporation Finance, Securities and Exchange Commission

Christina Harley, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

John Nolan, Senior Assistant Chief Accountant, Division of Corporation Finance, Securities and Exchange Commission

Brian L. Vance, Chief Executive Officer, Heritage Bank

Jeffrey J. Deuel, President and Chief Operating Officer, Heritage Bank

Andrew H. Ognall, Esq., Lane Powell PC